UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 26, 2017
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three months ended March 31, 2017. On April 26, 2017, Credit Suisse Group AG (Group) announced its results for such three month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.
The 1Q17 Credit Suisse Financial Report as of and for the three months ended March 31, 2017 will be published on or about May 4, 2017.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	1Q17	1Q16	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,043	4,586	(12)
Interest expense	(2,348)	(2,567)	(9)
Net interest income	1,695	2,019	(16)
Commissions and fees	3,005	2,634	14
Trading revenues	525	(408)	–
Other revenues	297	262	13
Net revenues	5,522	4,507	23
Provision for credit losses	53	150	(65)
Compensation and benefits	2,711	2,538	7
General and administrative expenses	1,673	1,892	(12)
Commission expenses	368	387	(5)
Restructuring expenses	94	233	(60)
Total other operating expenses	2,135	2,512	(15)
Total operating expenses	4,846	5,050	(4)
Income/(loss) before taxes	623	(693)	–
Income tax expense/(benefit)	97	(290)	–
Net income/(loss)	526	(403)	–
Net income/(loss) attributable to noncontrolling interests	(2)	(7)	(71)
Net income/(loss) attributable to shareholders	528	(396)	–

Condensed consolidated balance sheets
end of	1Q17	4Q16	% change
Assets (CHF million)
Cash and due from banks	101,757	121,066	(16)
Interest-bearing deposits with banks	1,061	767	38
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,978	134,839	2
Securities received as collateral	37,622	32,564	16
Trading assets	160,091	165,392	(3)
Investment securities	2,623	2,486	6
Other investments	6,941	6,717	3
Net loans	279,430	278,960	0
Premises and equipment	4,623	4,666	(1)
Goodwill	4,115	4,189	(2)
Other intangible assets	202	213	(5)
Brokerage receivables	41,700	33,431	25
Other assets	35,952	36,775	(2)
Total assets	814,095	822,065	(1)
Liabilities and equity (CHF million)
Due to banks	20,817	22,800	(9)
Customer deposits	353,561	357,224	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	38,113	33,016	15
Obligation to return securities received as collateral	37,622	32,564	16
Trading liabilities	47,682	44,952	6
Short-term borrowings	13,784	15,385	(10)
Long-term debt	186,352	192,495	(3)
Brokerage payables	41,226	39,852	3
Other liabilities	31,183	39,919	(22)
Total liabilities	770,340	778,207	(1)
Total shareholder's equity	42,734	42,789	0
Noncontrolling interests	1,021	1,069	(4)
Total equity	43,755	43,858	0

Total liabilities and equity	814,095	822,065	(1)
BIS statistics (Basel III)
end of	1Q17	4Q16	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	35,392	37,356	(5)
Tier 1 capital	49,261	48,888	1
Total eligible capital	54,644	55,802	(2)
Capital ratios (%)
CET1 ratio	13.3	13.8	–
Tier 1 ratio	18.5	18.1	–
Total capital ratio	20.6	20.6	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to:
– Neue Aargauer Bank AG, with banking activity in the Swiss canton of Aargau, which is managed as part of Swiss Universal Bank;
– BANK-now SA, with private credit and car leasing activity in Switzerland, which is managed as part of Swiss Universal Bank;
– financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and
– hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Comparison of selected operations statement information
	Bank		Group
in	1Q17	1Q16	1Q17	1Q16
Statements of operations (CHF million)
Net revenues	5,522	4,507	5,534	4,638
Total operating expenses	4,846	5,050	4,811	4,972
Income/(loss) before taxes	623	(693)	670	(484)
Net income/(loss)	526	(403)	592	(305)
Net income/(loss) attributable to shareholders	528	(396)	596	(302)
of which from continuing operations	528	(396)	596	(302)
Comparison of selected balance sheet information
	Bank		Group
end of	1Q17	4Q16	1Q17	4Q16
Balance sheet statistics (CHF million)
Total assets	814,095	822,065	811,979	819,861
Total liabilities	770,340	778,207	769,900	777,550

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 1Q17

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: April 26, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer